AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

22 March 2002

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

02 APR 16 AM 11:55

Attn : Ms Victoria C Choy

02028450

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 21 March 2002, Re: Amsteel Corporation Berhad ("Amsteel") - Proposed disposal of Amsteel Group's remaining equity interest of 12.95% in eCyberChina Holdings Limited (formerly known as eCyberChina.net) for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any queries.

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

dlw 4/16

cc Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

Mr Tom Sibens - Milbank, Tweed, Hadley & McCloy
30 Raffles Place
14 - 02 Caltex House
Singapore 048622

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Reference No MM-020320-59755

Submitting Merchant Bank (if applicable)	:	**RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (if applicable)	:	**Not applicable**
* Company name	:	**Amsteel Corporation Berhad**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**Mr. Kenneth Chow**
* Designation	:	**General Manager, Corporate Finance**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Amsteel Corporation Berhad ("Amsteel")
Proposed disposal of Amsteel Group's remaining equity interest of 12.95% in eCyberChina Holdings Limited (formerly known as eCyberChina.net) ("Proposed Disposal")

* **Contents :-**

In the announcement dated 7 December 2001, the Board of Directors of Amsteel, had, *inter-alia*, stated that the application to seek the Securities Commission's ("SC") approval for the Proposed Disposal would be made within 3 months from the date of the said announcement.

The Board of Directors of Amsteel announces that certain information on the purchasers which is required to be included in the application to the SC is still pending from the purchasers. Barring unforeseen circumstances, the Board of Directors of Amsteel expects to receive such information and thereafter, to proceed to submit the application to the SC within 3 months from the date of this announcement.

This announcement is dated 21 March 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: